Exhibit 99.1

THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CHEYI (BVI) LIMITED AND SUBSIDIARIES AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019.

TABLE OF FINANCIAL STATEMENTS

i

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Cheyi (BVI) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheyi (BVI) Limited and its subsidiaries (the Target Group) as of December 31, 2020 and 2019 and the related consolidated statements of operations, comprehensive income, change in shareholders’ equity and cash flows for the years ended December 31, 2020 and 2019, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Target Group at December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Target Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Target Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC.
Singapore
Date: March 3, 2022

We have served as the Target Group’s auditor since 2019

CHEYI (BVI) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 As of December 31, 2020 and 2019

(Stated in US Dollars)

	2020		2019
ASSETS
CURRENT ASSETS
Cash	$373,875		$73,228
Accounts receivable, net	5,497,446		1,608,878
Prepayments	860,007		1,247,106
Others receivable	2,275,695		1,433,579
Amount due from related parties	1,038,322		1,293,374
Total current assets	10,045,345		5,656,165

EQUIPMENT, NET	12,306,603		13,934,318

OTHER ASSETS
Deferred tax assets	10		9
Total other assets	10		9
Total assets	$22,351,958		$19,590,492

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank borrowings	$996,169		$1,077,308
Accounts payable	894,105		851,125
Others payable and accrued liabilities	5,216,902		2,541,004
Amount due to related parties	1,256,625		1,543,706
Tax payable	370,459		(1,459,193)
Deferred revenue	10,514		130,213
Current portion of capital lease and financing obligations	5,288,546		5,925,800
Total current liabilities	14,033,320		10,609,963

OTHER LIABILITIES
Long-term portion of capital lease and financing obligations	2,266,623		6,962,128
Total other liabilities	2,266,623		6,962,128
Total liabilities	16,299,943		17,572,091

SHAREHOLDERS’ EQUITY
Paid-in capital	-	*	- *
Statutory reserves	452,712		83,090
Retained earnings / (Accumulated deficits)	3,237,313		(77,442)
Merger reserve	2,029,751		2,029,751
Accumulated other comprehensive income (loss)	332,239		(16,998)
Total shareholders’ equity	6,052,015		2,018,401
Total liabilities and shareholders’ equity	$22,351,958		$19,590,492

*	Less than $1,000

The accompanying notes are an integral part of the consolidated financial statements

CHEYI (BVI) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

 For the Years Ended December 31, 2020 and 2019

(Stated in US Dollars)

	2020	2019

REVENUES	$34,078,502	$7,746,473

COST OF REVENUES	28,340,964	4,143,456

GROSS PROFIT	5,737,538	3,603,017

OPERATING EXPENSES:
Sales and marketing	90,802	1,992,913
General and administrative	939,588	522,431
Total operating expenses	1,030,390	2,515,344

INCOME FROM OPERATIONS	4,707,148	1,087,673

OTHER (EXPENSE)
Interest expenses	(1,027,458)	(687,067)
Other income	1,026,911	1,033
Other expenses	(11,244)	(1,018)
Total other (expenses), net	(11,791)	(687,052)

INCOME BEFORE INCOME TAXES	4,695,357	400,621

PROVISION FOR INCOME TAXES	1,010,980	164,753

NET INCOME (LOSS)	3,684,377	235,868
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	349,237	(16,998)
TOTAL COMPREHENSIVE INCOME (LOSS)	4,033,614	218,870

The accompanying notes are an integral part of the combined financial statements

CHEYI (BVI) LIMITED AND SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2020 and 2019

(Stated in US Dollars)

	Paid-in capital	Statutory Reserves	Retained Earnings / (Accumulated Deficits)	Merger Reserve	Accumulative Other Comprehensive Income / (Loss)	Total
Balance as of December 31, 2018	$-	$2,277	$(232,497)	$2,029,751	$-	$1,799,531
Net Income	-	-	235,868	-	-	235,868
Appropriation to statutory reserves	-	80,813	(80,813)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(16,998)	(16,998)
Balance as of December 31, 2019	$-	$83,090	$(77,442)	$2,029,751	$(16,998)	$2,018,401
Net income	-	-	3,684,377	-	-	3,684,377
Appropriation to statutory reserves	-	369,622	(369,622)	-	-	-
Foreign currency translation adjustment	-	-	-	-	349,237	349,237
Balance as of December 31, 2020	$-	$452,712	$3,237,313	$2,029,751	$332,239	$6,052,015

The accompanying notes are an integral part of the financial statements

CHEYI (BVI) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

(Stated in US Dollars)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,684,377	$235,868
Adjustments to reconcile net income/(loss) to cash provided by (used in) operating activities:
Depreciation	2,601,265	1,702,806
(Gain) loss on disposals of equipment	-	(703)
Provision for doubtful accounts	9,973	-
Change in operating assets and liabilities
Account receivables	(3,582,059)	(1,664,294)
Prepayments	444,738	(1,119,320)
Other receivables	(705,168)	(270,759)
Accounts payable, trade	(13,228)	716,668
Tax payable	1,821,479	(652,910)
Other payables and accrued liabilities	2,245,683	1,230,131
Net cash provided by (used in) operating activities	6,507,060	177,487

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, planet, and equipment	(181,382)	(9,651,078)
Proceeds from disposal of equipment	-	18,818
Net cash used in investing activities	(181,382)	(9,632,260)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank borrowings	1,549,781	1,085,682
Repayment of short-term bank borrowings	(1,694,621)	(115,806)
Repayments obligations under capital leases	(5,855,233)	(4,126,450)
Amounts advanced from related parties	1,270,715	1,991,896
Proceeds from other financial institutions	-	11,475,564
Repayments to related parties	(1,316,820)	(840,817)
Net cash (used in) provided by financing activities	(6,046,178)	9,470,069

EFFECT OF EXCHANGE RATE ON CASH	21,147	(847)

NET INCREASE/(DECREASE) IN CASH	300,647	14,449

CASH, beginning of period	73,228	58,779

CASH, end of period	373,875	73,228

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	108,207	108,146
Cash paid for interest expense, net of capitalized interest	310,675	310,499

The accompanying notes are an integral part of the consolidated financial statements

CHEYI (BVI) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

1.	ORGANIZATION AND BUSINESS BACKGROUND

Cheyi (BVI) Limited (“Cheyi (BVI)”) was incorporated under laws of British Virgin Islands as a holding company and conduct our operations in China through our PRC subsidiaries and VIEs. Through the Cheyi (BVI)’s wholly-owned Hong Kong subsidiary Cheyi (Hong Kong) Limited (“Cheyi HK”), the Cheyi (BVI) owns a direct interest in Ningbo Cheyi Corporate Consulting Co., Ltd. (“WFOE”), its wholly-owned PRC subsidiary. WFOE has entered into a series of contractual arrangements with Zhejiang Cheyi Network Technology (“Cheyi”) and our shareholders, which allows the Cheyi (BVI) to exercise effective control over Cheyi and receive substantially all the economic benefit of Cheyi. Any failure by the VIEs or their respective shareholders to perform their obligations under these contractual arrangements, and any failure by the Cheyi (BVI) to maintain effective control over Cheyi, would result in the Cheyi (BVI)’s inability to continue to consolidate the Cheyi (BVI)’s VIEs’ financial results of operations in the Cheyi (BVI)’s financial results of operations and would have a material adverse effect on the Cheyi (BVI)s business. The Cheyi (BVI) together with its wholly-owned subsidiary Cheyi HK and WFOE and its VIEs and VIEs’ subsidiaries were effectively controlled by the same shareholders after the reorganization.

Cheyi was incorporated under the laws of the People’s Republic of China (“China” or the “PRC”) on December 10, 2015 in Hangzhou. Cheyi is a car rental company specializing in providing integrated car-hailing vehicles management service for online car-hailing platform. The Target Group provides a wide range of services for online car-hailing platform including car rental, drivers’ safety training, and recruitment of drivers.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Cheyi (BVI), its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

The consolidation financial statements are prepared under the assumptions that the Cheyi (BVI), its subsidiaries, its VIEs and its VIEs’ subsidiaries, was under common control of the Controlling Shareholder. Accordingly, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, and the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, and no goodwill is recognized as a result of the combination.

The consolidation of the Cheyi (BVI), its subsidiaries, its VIEs and its VIEs’ subsidiaries has been accounted for at historical cost and prepared on the basis as of the beginning of the first period presented in the consolidated financial statements.

●	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, allowance for unamortized production content, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, valuation allowance for deferred tax assets and revenue recognition. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

●	Cash

Cash consist primarily of cash on hand and cash in banks. The Target Group maintains cash with various financial institutions in China. As of December 31, 2019 and 2020, cash balances are $73,228 and $373,875, respectively, which are uninsured. The Target Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

●	Accounts Receivable, net

Accounts receivable represent the amounts that the Target Group has an unconditional right to consideration (including billed and unbilled amount) when the Target Group has satisfied its performance obligation. The Target Group does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. Accounts receivable are reported on net realizable value consisting of carrying amount, which representing of the invoiced amount, less allowance for doubtful amounts, if necessary. The Target Group maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyses historical bad debt, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The Target Group does not have any off-balance-sheet credit exposure related to its customers. As of December 31, 2020 and 2019, the allowance for doubtful accounts was $10,591 and $36, respectively.

●	Prepayments

Prepayments consist of advances to suppliers, such as prepayments to the car purchase and car insurance. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

●	Equipment

Equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

	Expected useful lives	Residual value
Office equipment	3-5 years	5%
Revenue equipment*	4 years	5%

*	Revenue equipment are cars used for providing rental service.

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Revenue recognition

The Target Group adopted Accounting Standard Codification (“ASC”) Topic 606, Revenues from Contract with Customers (“ASC 606”) for all periods presented. Under ASC 606, revenue is recognized when control of the promised goods and services is transferred to the Target Group’s customers, in an amount that reflects the consideration that the Target Group expects to be entitled to in exchange for those goods and services, net of value-added tax. The Target Group determines revenue recognition through the following steps:

●	Identify the contract with a customer;

●	Identify the performance obligations in the contract;

●	Determine the transaction price;

●	Allocate the transaction price to the performance obligations in the contract; and

●	Recognize revenue when (or as) the entity satisfies a performance obligation.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied by the transfer of the promised services to the customers, at a point in time or over time as appropriate.

Beginning January 1, 2019, the Target Group combined all lease and non-lease components of its vehicle rental contracts for which the timing and pattern of transfer are the same and the lease component meets the classification of an operating lease. For the years ended December 31, 2020 and 2019, car rentals are recognized monthly over the period of rental. (See Note 2–Leases).

●	Lease

The Target Group accounts for all significant leases as either operating or capital. At lease inception, if the lease meets any of the following four criteria, the Target Group will classify it as a capital lease: (a) transfer of ownership to lessee at the end of the lease term, (b) bargain purchase option, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, or (d) the present value of the minimum lease payments is 90% or more of the fair value of the leased asset. Otherwise, the lease will be treated as an operating lease.

●	Comprehensive income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statement of shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

The Target Group conducts all of its businesses in the PRC and is subject to tax in this jurisdiction.

●	Value added taxes

The Target Group is subject to value added tax (“VAT”). Revenue from provision of car rental services and consulting services is generally subject to VAT at the rate of 6%. The Company is entitled to a refund for VAT already paid on goods and services purchased. The VAT balance is recorded in tax payables on the unaudited interim condensed consolidated balance sheets. Revenues are presented net of applicable VAT.

●	Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Target Group is the United States Dollar (“US$”). The Target Group maintains its books and records in the local currency, the Renminbi Yuan (“RMB”), which is the functional currency as being the primary currency of the economic environment in which the Target Group operates.

In general, for consolidation purposes, assets and liabilities of the Target Group whose functional currency is not the US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period.

Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective year:

	December 31, 2020	December 31, 2019
Year-end RMB:US$1 exchange rate	6.5250	6.9618
Annual average RMB:US$1 exchange rate	6.9042	6.9081

●	Related parties

Parties, which can be a corporation or individuals, are considered to be related if the Target Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

●	Financial instruments

The Target Group follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Target Group’s financial instruments: cash, accounts receivable, prepayments and other receivables, accounts payable, tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments (Level 1).

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

●	Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Target Group for fiscal years beginning after December 15, 2020, with early adoption permitted. The Target Group is currently assessing the impact of adopting this standard, but based on a preliminary assessment, does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, we have not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, consist of the following:

	December 31, 2020	December 31, 2019
Accounts receivable, cost	$5,508,037	$1,608,914
Less: allowance for doubtful accounts	10,591	36
Accounts receivable, net	$5,497,446	$1,608,878

Allowance for doubtful accounts movement:

	December 31, 2020	December 31, 2019
Beginning balance	$36	$36
Provision	9,973	-
Recovery	-	-
Exchange rate effect	582	-
Ending balance	$10,591	$36

During the year ended December 31, 2020, the Target Group recorded a provision of $9,973 of allowance for doubtful accounts. The foreign currency translation effect amounted to $582. The balance of allowance for doubtful accounts amounted to $10,591 as of December 31, 2020.

During the year ended December 31, 2019, the Target Group recorded a provision of $nil of allowance for doubtful accounts. The foreign currency translation effect amounted to $nil. Balance of allowance for doubtful accounts amounted to $36 as of December 31, 2019.

There is no write-off from allowance for doubtful accounts during the years ended December 31, 2020, and 2019.

4. PREPAYMENTS

Prepayments present the advances to suppliers, advances for rental and others. The table below set forth the balances as of December 31, 2020, and 2019.

	December 31, 2020	December 31, 2019
Advances to suppliers	$780,627	$1,185,697
Advances for rental	23,619	29,271
Others	55,761	32,138
Prepayments	$860,007	$1,247,106

5. OTHER RECEIVABLES

Other receivables present the deposits, government grant and others. The table below set forth the balances as of December 31, 2020, and 2019.

	December 31, 2020	December 31, 2019
Deposits	$558,355	$515,297
Others	1,717,340	918,282

Less: allowance for doubtful accounts	-	-
Other receivables, net	$2,275,695	$1,433,579

Management evaluates the recoverable value of these balances periodically according to the Target Group’s policy of credit and allowance for doubtful accounts. During the years ended December 31, 2020 and 2019, no allowance for doubtful accounts was accrued for other receivable. Others mainly include advances to third parties are non-trade in nature, interest-free and repayable on demand.

6. AMOUNT DUE FROM RELATED PARTIES

During the years ended December 31, 2020 and 2019, amount due from related parties of other receivables were $1,038,322 and $1,293,374, respectively. no allowance for doubtful accounts was accrued for amount due from related parties.

7. EQUIPMENT, NET

The Target Group’s property, plant and equipment consisted of the following:

	December 31, 2020	December 31, 2019
Revenue equipment	$17,370,071	$16,100,350
Office equipment	19,181	17,977
Less: accumulated depreciation	(5,082,649)	(2,184,009)
Equipment, net	$12,306,603	$13,934,318

The Target Group’s accrued depreciation expense for the year ended December 31, 2019 was $1,702,806, it was increased by $883,579 to $2,601,265 for the year ended December 31, 2020.

9. AMOUNT DUE TO RELATED PARTIES

As of December 31, 2020 and 2019, the total amounts payable to related parties was $1,256,625 and $1,543,706, respectively. Amount due to related parties consisted of the following

Item	Relationship	Nature	December 31, 2020	December 31, 2019
Fuzhou Cheyi Car Rental Co., Ltd.	Director of Holding Company	Lending with no interests	$-	$18,673
Hangzhou Lantu Car Rental Co., Ltd.	Director of Holding Company	Lending with no interests	22,979	40,785
Huzhou Lutu Automobile Service Co., Ltd.	Director of Holding Company	Lending with no interests	288,820	631,698
Ningbo Lutu Automobile Service Co., Ltd.	Executive of Holding Company	Lending with no interests	123,534	35,273
Sichuan Lutu Car Rental Co., Ltd.	Director of Holding Company	Lending with no interests	1,762	-
Mr. Wang Dongdong	Director	Lending with no interests	819,080	817,088
Zhejiang ZhonghuiBohong Financial Leasing Co., Ltd.	Director of Holding Company	Lending with no interests	450	189
			$1,256,625	$1,543,706

All above amount due to related parties are non-trade in nature, interest-free and repayable on demand.

9. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2020	December 31, 2019
Receipt in advance for operational purpose	$79,307	$68,741
Salary payable	157,729	17,273
Others	4,979,866	2,454,990
	$5,216,902	$2,541,004

Others mainly includes receipt in advance on behalf of drivers for future repayments owed to online car-hailing platform, and the receipt in advance on behalf of customers in labor outsourcing business for future repayments owed to their external staff.

10. CAPITAL LEASE AND FINANCING OBLIGATIONS

Capital lease and financing obligations are $7,555,169 and $12,887,928 as of December 31, 2020 and 2019, respectively. The Target Group leased equipment from various financial institution. The term of the financial lease is thirty-six months and matures in 2022.

The loans will be due according to the following schedule:

	December 31, 2020	December 31, 2019
Within 1 year	$5,288,546	$5,925,800
Between 1 to 2 years	2,266,623	6,962,128
	$7,555,169	$12,887,928

11. TAXES

PRC Income Taxes

The Target Group operates in the PRC and is subject to the Corporate Income Tax Law of the PRC at a unified income tax rate of 25%

The reconciliation of income tax rate to the effective income tax rate for the years ended December 31, 2020 and 2019 is as follows:

	For the years ended December, 31
	2020	2019
Income from PRC operation before income taxes	$4,695,357	$400,621
Statutory income tax rate	25%	25%
Income tax expense at the statutory rate	1,173,839	100,155
Valuation allowance deferred tax	2,502	-
Effect of tax rate differential	(140,930)	(11,166)
Deferred tax asset not recognized	(169,965)	(94,129)
Tax effect of non-deductible items	145,533	169,893
Income tax expense	$1,010,980	$164,753

12. SHAREHOLDERS’ EQUITY

The Cheyi (BVI) was incorporated under laws of British Virgin Islands as a holding company. The authorized number of ordinary shares is 50,000 with a par value of $nil and the issued number of ordinary shares is $nil.

13. CONCENTRATIONS OF RISK

(a) Customers concentrations:

The Target Group provides the car rental services to individual customers, none of which accounted for a significant percentage of the Target Group’s revenues.

(b) Suppliers concentrations:

The Target Group provides the car rental services to individual customers, the major cost of revenue is depreciation of revenue equipment. The major suppliers for the Target Group are car dealer who sell cars to the Target Group.

	For the year ended December 31, 2020
	Purchase of new car	Percentage of total purchase of new car	As of December 31, 2020
Vendor A	879,667	72.5%	18,147
Vendor B	$194,169	16.0%	$-

As of December 31, 2020, one car dealers accounted for 85.2% of the balance due to new car purchase. For the year ended December 31, 2020, two car dealers accounted for 72.5% and 16.0% of the Target Group’s purchase of new car, respectively.

	For the year ended December 31, 2019
	Purchase of new car	Percentage of total purchase of new car	As of December 31, 2019
Vendor C	$904,952	54.7%	$1,436
Vendor D	441,806	26.7%	424,752
Vendor E	$287,720	17.4%	$-

As of December 31, 2019, one car dealer accounted for 96.0% of the balance due to new car purchase. For the year ended December 31, 2019, three car dealers accounted for 54.7%, 26.7% and 17.4% of the Target Group’s purchase of new car, respectively.

No other car dealers accounts for more than 10% of the Target Group’s total purchase of new car for the years ended December 31, 2020 and 2019, respectively. No other car dealers accounts for more than 10% of the Target Group’s balance due to new car purchase as of December 31, 2020 and 2019, respectively.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Target Group believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Target Group does not generally require collateral from customers. The Target Group evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Interest rate risk

The Target Group has loans with fixed interest during the term of loans. Expense and cash flows related to those loans are substantially independent of the market interest rates within its contractual loan term. However, when an existing loan matures and renews or additional new loans are necessary, new loans are subject to potential interest rate risk.  The Target Group mitigated the concentration of the interest risk through fixed interest rates and holding a right of prepayment of the loans for renewal if the Target Group can obtain lower fixed interest rates. No interest rate swaps were entered into to manage the interest rate risk. The Target Group has no significant interest-bearing assets and the Target Group’s income and operating cash flows related to its assets are substantially independent of changes in market interest rates.

(e) Exchange rate risk

The reporting currency of the Target Group is the US$, the majority of the Target Group’s revenues and costs are denominated in RMB and all of the Target Group’s assets and liabilities are denominated in RMB. As a result, the Target Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and RMB. If the RMB depreciates against the US$, the value of RMB revenues and assets as expressed in US$ financial statements will decline. The Target Group does not hold any derivative or other financial instruments that expose to substantial market risk.

(f) Economic and political risks

The Target Group’s operations are conducted in the PRC. Accordingly, the Target Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Target Group’s operations in the PRC are subject to special considerations. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Target Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

14. SUBSEQUENT EVENTS

The Target Group evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence concerning conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence concerning conditions that did not exist at the date of the balance sheet but arose after that date. The Target Group has evaluated subsequent events from December 31, 2021, through the date the financial statements were available to be issued, and has determined that there were no material subsequent events that require disclosure.